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Jennifer J. Carlson

Partner

jennifer.carlson@mayerbrown.com

May 3, 2022

VIA EDGAR
Cara Wirth Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	AgileThought, Inc.
Post-Effective Amendment to Form S-1
Filed April 8, 2022
File No. 333-259514

Dear Ms. Wirth:

This letter is being furnished on behalf of AgileThought, Inc. (the “Company”) in response to comments received from the staff of the Office of Trade & Services, Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2022 to Ana Cecilia Hernández, Interim Chief Financial Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comment has been included in this letter in bold and italics for your convenience, and we have set forth the Company’s response to the comment immediately below the comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 2 reflects the Company’s response to the comment from the Staff.

Post-Effective Amendment to Form S-1 Filed April 8, 2022 (“Amendment No. 1”)

General

1. We note that this post-effective amendment was filed to add Exhibit No. 23.1, Consent of KPMG LLP. It does not appear that an exhibits-only post-effective amendment is permissible as Securities Act Rule 472(b) requires that "[e]very amendment which relates to a prospectus shall include copies of the prospectus as amended." Please revise to include a complete prospectus that includes all of the disclosure required by Part I of Form S-1, updated to include current financial statements and to reflect the disclosure as of the date of the post-effective amendment, including the information required by Item 402 of Regulation S-K, which requires information as of the last completed fiscal year. We note that your Prospectus Supplement No. 13, filed on April 7, 2022, included audited financial statements for the year ended December 31, 2021, however, as the incorporation of your Form 10-K into the Form S-1 acts as a Section 10(a)(3) update, this information is required to be included in a post-effective amendment pursuant to Item 512(a)(1) of Regulation S-K. Please refer to Securities Act Forms Compliance and Disclosure Interpretations 113.02 and 113.08.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP
Cara Wirth
May 3, 2022
Page 2

Response: The Company acknowledges the Staff’s comment and advises the Staff that it was preparing to file Amendment No. 2 prior to June 28, 2022, which is nine months after the effective date of the Registration Statement and therefore is the date of the required Section 10(a)(3) update. However, in response to the Staff’s comment, the Company has determined to file Amendment No. 2 at this time.

*     *     *

If you have any questions regarding the foregoing, feel free to contact the undersigned at (650) 331-2065 or Christina Thomas at (202) 263-3344.

Sincerely,

/s/ Jennifer J. Carlson
Jennifer J. Carlson
Partner

Cc:	Erin Jaskot, U.S. Securities and Exchange Commission
Amit Singh, AgileThought, Inc.
Ana Cecilia Hernández, AgileThought, Inc.
Diana Abril, AgileThought, Inc.